UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

MEETING BETWEEN FIAT TOP MANAGEMENT AND THE BANKS

A meeting between the Fiat top management and the global advisors Banks took place today in Milan.

The meeting focused on the review of the financial performance of the Group, and on Fiat Auto’s industrial plan in particular.

Fiat emphasized that the asset dismissal plan was proceeding as scheduled and confirmed that the basis of the agreements reached in March 2000 with General Motors are still valid and that the industrial and financial results of the alliance are significant and broadly satisfactory.

Possible future developments of the situation of the Group, with particular reference to the relationship with General Motors, were discussed during the meeting.

Fiat will timely inform the markets if concrete elements on the above issues arise.

Mr. Umberto Agnelli also attended the meeting.

February 15, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney